02037331

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Furnished Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of March 2002

SPORTECH Plc

249 West George Street, Glasgow, Scotland, G2 4RB

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ......X.........   Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ....   No ......X.........

LONDON:166391.2

SPORTECH

5 March 2002

Sportech plc and ITV Announce Strategic Gaming Partnership

Sportech plc and ITV announce a strategic partnership between Sportech's wholly owned gaming business, Littlewoods Leisure and ITV, whereby Littlewoods Leisure will provide interactive betting and gaming services linked to ITV programming. The two companies will work together to develop betting and gaming concepts to enhance entertainment for viewers to ITV's channels across all analogue and digital platforms.

The deal is based on a revenue sharing arrangement, with guaranteed minimum payments to ITV over an initial five-year term, with an option to extend for a further two-year period.

Both companies expect to benefit from the anticipated growth in interactive T.V. gaming and betting, a market predicted to reach £2.8bn per annum by 2006 (source KPMG).

It is envisaged that gaming opportunities will be created around a variety of programming types, including live football, which will heighten the fun and involvement of ITV viewers before, during and after their favourite programmes.

The agreement is in line with Sportech's strategy of providing home based gaming opportunities to the widest audiences available. ITV will provide Littlewoods Leisure with significant additional routes to market, complementing its existing distribution channels, which include internet, telephone and the famous door-to-door collector network.

Colin McGill, Managing Director, Sportech plc, said:

"This is a ground breaking deal in the gaming industry, bringing together the major commercial television broadcaster with the UK's leading home gaming company. This is a great brand fit. The strength of the Littlewoods Leisure brand, product range and game management skills will complement ITV's programming expertise. Together, we are looking forward to offering ITV's huge viewing audience enhanced entertainment. Whether it is fun, gaming or betting the viewer will benefit from this exciting partnership."

Stuart Prebble, Chief Executive, ITV said:

"The deal with Littlewoods will enable ITV to provide its viewers with enjoyable gaming and betting opportunities, using the interactive capacity which our channels have on all digital platforms. This will be allied with ITV's sports and other broadcasting properties to create a proposition with universal appeal which offers something distinct from our commercial competitors."

Ends

Enquiries

Sportech
Suzanne Judge, Head of Corporate Communication 0151 288 3059

Bell Pottinger Financial
Jonathon Brill / Charles Reynolds 020 7861 3232

ITV
Nicola Howson, Director of Corporate Affairs 020 7843 8092 / 07768 275509

High-resolution images are available for the media to view and download from www.vismedia.co.uk

Notes to Editors:

ITV

* ITV is the market leader in UK commercial television. ITV1 is the UK's most popular channel with a weekly reach of some 50 million viewers. ITV2 is the fastest growing digital entertainment channel and is available in 9 million homes.

Sportech PLC:

* Sportech plc is the holding company for Littlewoods Leisure, the UK gaming company. Sportech is developing the Littlewoods gaming and leisure business, utilising new channels of distribution to bring more games to more players in the home, capitalising on the strength of the Littlewoods brand, namely its association with the values of trust and integrity.

* Littlewoods Leisure is one of UK's oldest established gaming companies, providing football pools, sports betting and lotteries. Founded in 1923 as Littlewoods Pools, the company has a regular playing customer base covering 1.5 million households.

* Littlewoods Leisure have had a long established relationship with football in the UK, not only through their organisation of the largest and longest running football pools competition but also through being the first sponsorship of the FA Cup between 1994 and 1999. Through its links to football, including ongoing contributions to the Football Foundation, Littlewoods Pools alone has given back over £400 million to the UK's national game.

* Littlewoods Leisure's multi-product offering across Pools, online and telephone sports betting and soft gaming (lotteries, scratchcards) is complemented by its multi-channel distribution network including mail, telephone, the Internet, 15,000 retail stores and 13,000 door-to-door collectors.

* Bet Direct, the telephone and on line betting arm of Littlewoods Leisure, has been one of the fastest growing sports betting services in the UK and now has over 227,000 registered account holders. Bet Direct offers a full range of fixed odds betting and prides itself on delivering innovative betting incentives for its customers through daily "Best Bets". Bet calls are free and there is a free £5 bet for all new customers.

* PrizeBuster is the UK first internet and interactive TV lottery, it is available through Littlewoods' website bet247 and through Telewest's digital network. The game involves customer matching either 3 or 4 numbers between 1 and 49, based on the National Lottery Draw, the average prize money for 3 numbers is £800 rising to £7,000 for 4 numbers.

* For more information on Sportech, please visit our website at www.sportech-plc.co.uk

SPORTECH

Sportech PLC

Preliminary Results for the 12 months ended
31 December 2001

5 March 2002

Sportech plc, owner of Littlewoods Leisure, the UK's leading home gaming company, today announced its preliminary results for the year ended 31st December 2001.

Highlights

- Operating profits from Littlewoods Leisure of £18.1m and EPS of 1.2 pence, excluding goodwill and non core technology patent business.

- Sportech plc today announces a strategic partnership between Littlewoods Leisure and ITV whereby Littlewoods Leisure will provide interactive betting and gaming services linked to ITV programming. The two companies will work together to develop betting and gaming concepts to enhance entertainment for ITV viewers over all platforms. Both companies expect to benefit from the anticipated boom in interactive T.V. gaming and betting in the UK, a market predicted to reach £2.8bn per annum by 2006. This complements the provision of fixed odds betting, previously announced, on the "attheraces" internet and T.V. channels.

- Encouraging progress achieved across main business streams of Littlewoods Leisure:

  - Good operating performance from Littlewoods Football Pools with significant cost reductions achieved, further stabilisation of customer base and future benefits expected from pool betting duty reform in April 2002.

  - Profitability already achieved for portfolio of soft gaming and lottery products with future benefits expected from new games, affiliate arrangements and our on-line casino, Littlewoodscasino.com.

  - Strong growth of Littlewoods Bet Direct telephone and internet betting since October 6th duty change, with revenues 47% higher than previous year.

- Over £10m generated for charities and good causes. Further de-regulation of the charity lotteries market, as proposed by the Budd report, would create opportunities to develop this market further and increase contributions to good causes.

Colin McGill, Managing Director, Sportech said:

"These results are very pleasing, reflecting a first full year's trading from Littlewoods Leisure, our core business. We have established a clear strategy which aims to strengthen Littlewoods Leisure's position as the UK's leading home gaming company. Today's announcements, including the ground breaking deal with ITV, show that we are delivering on this strategy.

"Our key markets continue to offer significant growth potential to build on our brand distribution channels and strong customer base. Each week, 1.5 million people enjoy our range of gaming and betting products. We are able to offer both our customers and potential strategic partners the widest range of products from pools to lotteries and sports betting. We will continue to invest in new products, which are both entertaining and convenient to play and can be delivered through many channels. We are particularly excited by the potential of gaming opportunities surrounding television and, as demonstrated by our strategic partnerships with ITV and "attheraces", we will be at the forefront of developments in this high growth market."

Enquiries

Sportech	
Colin McGill, Managing Director	0151 288 3059
Gary Speakman, Finance Director	0151 288 3059
Suzanne Judge, Head of Corporate Communication	0151 288 3059
Bell Pottinger Financial	
Jonathon Brill / Charles Reynolds	020 7861 3232

Strategy

Following the acquisition of Littlewoods Leisure in September 2000, the implementation of our strategy to deliver future growth and shareholder value is well underway. The strategy is centred on three core strengths namely:

- the Littlewoods Leisure brand proposition,
- multiple, convenient, distribution channels into the home
- the widest range of gaming products available in the UK.

We recognise that our 1.5m customers each week, already enjoy the convenience of our telephone services, our electronic hand held terminals, the internet and other electronic channels. To build on this we are making our existing and new gaming products increasingly accessible and easy to play. We are also improving the value of our betting products and extending, selectively, the range of gaming products we offer.

We see the interactive television marketplace offering particularly exciting opportunities for the gaming industry and are looking to be at the forefront of developments in this area. We have been actively seeking a series of partnerships that can deliver compelling content and wide audience reach. In February we announced that we had secured a place as a fixed odds provider to the "attheraces" interactive channels along with Ladbrokes and Surrey Sports. We are looking forward to developing this opportunity, which will be launched on Sky in May. We are also delighted to announce today a strategic partnership between Littlewoods Leisure and ITV whereby Littlewoods Leisure will provide interactive betting and gaming services linked to ITV programming. The two companies will work together to develop betting and gaming concepts to enhance entertainment for ITV viewers over all platforms. Both companies expect to benefit from the anticipated boom in interactive T.V. gaming and betting in the UK, a market predicted to reach £2.8bn per annum by 2006 (source KPMG).

Our strategic aim is to strengthen our position as the UK's leading home gaming company.

Financial Review

These are the first full year results since the acquisition of Littlewoods Leisure and therefore prior year results are not directly comparable.

The financial results for 2001 are very pleasing reflecting a full 12 months of trading from our core gaming business Littlewoods Leisure. Operating profits before goodwill from Littlewoods Leisure were £18.1m offset by £0.6m of costs relating to the non core technology patent business.

The group profit before tax and interest payable, was £8.6m.

The effective tax rate is reduced to 20.5% reflecting the reversal of timing differences in respect of capital allowances upon which no deferred tax asset had been recognised.

Excluding the impact of the non core technology patent business and goodwill, underlying EPS was 1.2p (based on the loss of £2.3m adjusted for goodwill amortisation of £8.9m and a post tax loss of £0.4m from the patent technology business).

Net cash flow from operating activities, including restructuring payments of £1.8m provided in the 2000 accounts, was £15.7m. Littlewoods Leisure generated operating cashflow, excluding restructuring, of £18.1m. This strong underlying cash flow is being used to drive our strategy forward and satisfy our financial obligations. Net debt at the end of the period increased marginally to £125.0m (£124.2m 2000) principally due to final tax payments relating to the technology patent business. Bank borrowings were reduced by an early repayment of £6.0m to £133.8m.

Operating Review

Sportech has two business segments being Littlewoods Leisure and its technology patent portfolio from which we seek to realise further value. The Littlewoods Leisure business streams reflect the key product categories, namely football pools, games and lotteries and sports betting:

Analysis of Littlewoods Leisure Profits (£m) for the 12 months period ended 31st December 2001.

	Football Pools	Sports Betting	Games and Lotteries	On-Line Development	Total Littlewoods Leisure
Turnover	119.0	51.8	12.5		183.3
Operating Profit Before Amortisation of Goodwill and Restructuring	23.2	(4.0)	0.5	(1.6)	18.1

Note: Lotteries turnover within the Games & Lotteries business stream represents the fee earned by Littlewoods as the Lottery Manager. The actual customer spend generated by the Games and Lotteries business stream was £25.3m.

Football Pools

The football pools business performed strongly with operating profits at £23.2m. There was further stabilisation of the main football pools competition with average revenues 17% lower compared to the prior year, a lower rate of decline than that experienced in previous years. The business continues to evolve and now more than 68% of pools entries are gathered by direct methods such as telephone and electronic hand held terminals. Revenues from these direct methods were down just 10.5% compared to the previous year. The increased automation of processing and marking has enabled costs to be reduced dramatically and this will continue as new scanning technologies are introduced in May. In terms of the future development of this business, we have been encouraged by the positive research into new football games and the government announcement that they will change the basis of pool betting duty from April 2002.

Sports Betting

As reported in the interim results, our telephone betting revenues in the first half of the year were impacted by a combination of bad weather, foot and mouth disease and offshore tax concessions. The tax burden had been particularly significant with £0.8m of tax subsidies contributing to the £4m full year loss. However, in the final quarter of the year, aided by the stimulation of the duty reform and the Littlewoods Bet Direct "best value" concessions, sports betting revenues began to drive forward with renewed vigour, up 47% on the previous year. We have continued to invest in the business with customer numbers also increased from 165,000 at December 2000, to 227,000 at December 2001. Gross margins, measured as stakes less winnings, held up well during this period at 11.2% which was in line with our full year performance. After allowing for the impact of the gross profits tax and levies, net margins during the final quarter at 8.2% were 1.4% pts lower than pre October 6th. However the growth prospects for telephone and internet betting, enhanced further by our presence on the "attheraces" and ITV channels, means that this business is now well positioned to deliver profits in 2002.

Games & Lotteries

The portfolio of games and lottery products is now profitable and prospects for future growth are good. Spot The Ball competition and the PrizeBuster lottery performed particularly well.

Our investment in new distribution channels and new games has continued, particularly in pay to play gaming concepts for the emerging television, internet and electronic channels. We believe strongly that we have the brand, product range and customer base to take advantage of the growth prospects from these new channels into the home. We have recently launched a new football quiz game, Shoot2Win, which is one of the first SMS (short messaging service) based games to be available on all four mobile networks. A new soft game internet portal will be launched by mid 2002. We are also developing affiliate agreements, for example in early February we introduced the Jewish Lottery in partnership with

Totally Plc and Jewish Care. Future benefits are also expected from our on-line casino, Littlewoodscasino.com

Regulatory Developments

The Directors recognise the high level of trust associated with the Littlewoods gaming brand and believe strongly that operating from a UK regulatory environment, with its unrivalled reputation, is key to achieving the company's strategy. Indeed, in line with our strategy, we resisted the temptation to locate our on line and telephone sports betting business, Littlewoods Bet Direct, outside the UK jurisdiction. Although this came at a cost in the period to October 6th 2001, Littlewoods Bet Direct is now very well placed to take advantage of the projected growth within the UK and, in due course, the international markets.

Having decided to extend our extensive product range even further, to encompass on-line casino games, we were delighted to be awarded, along with MGM and Sun International, one of the first licences to operate such a business in the Isle of Man, another jurisdiction with a highly regarded reputation.

During the last year we have continued to work closely with the UK government during it's review of legislation and taxation and we were pleased that we were able to commit to the football pools supporting good causes for a further two years. Our overall contributions to good causes and charities in the year was over £10m.

The reforms of both general betting duty from October 6th 2001 and pool betting duty from April 2002, will be of significant benefit to our organisation. The prospects for further de-regulation are also good, which, if implemented, should bring a boost to our lotteries business in particular and the charities that it supports.

Proposed reduction of share capital

As at 31st December 2001, the Company had a deficit on its own profit and loss account of some £55.9m. This deficit arose mainly as a result of losses incurred in the period prior to the Company's acquisition of Littlewoods Leisure. Accordingly, the company is currently unable to pay dividends.

The Board has decided that a proposal should be put to shareholders to reduce the share capital of the Company by cancelling the Company's share premium account in order to reduce the accumulated deficit on the Company's profit and loss account. This will bring forward the time when the company may be able to pay dividends in the future.

Such a capital reduction is subject to the passing of a special resolution at the Annual General Meeting and to the confirmation of the Court of Session in Scotland, which would be sought immediately after the passing of the special resolution.

Board

Malcolm McIver retired from the Board as Chairman on December 31st 2001. I would like to thank Malcolm on behalf of the Board for his contribution over almost 20 years as a Board member. We wish him well on his retirement.

Outlook

The company enters 2002 well positioned to build upon its success of the last year. Immediate growth prospects are good, particularly when one considers the potential benefits arising from the 2002 World Cup from our strong association with football through pools competitions and betting. In the medium and long term there are significant opportunities surrounding de-regulation of the UK betting and gaming market and the further development of gaming in the home, particularly via television. The combination of our brand strength, extended distribution channels and the breadth of our quality product lines means Sportech is excellently placed to reap the benefits of an exciting future.

The Board approved this preliminary statement on Monday 4th March 2002.

David Mathewson, Chairman
4th March 2002

Sportech PLC
Consolidated Profit & Loss Account
For the year ended 31 December 2001

	Notes	Unaudited 12 mths ended 31 Dec 2001 £m	Audited 15 mths ended 31 Dec 2000 £m
Group turnover		183.3	63.0
Cost of sales		(129.3)	(46.9)
Gross profit		54.0	16.1
Net operating (expenses)/ income		(45.4)	9.6
Operating profit before restructuring costs, amortisation of goodwill and other operating income		17.5	2.5
Exceptional – restructuring costs	2.	-	(1.8)
Amortisation of goodwill		(8.9)	(2.8)
Other operating income	3.	-	27.8
Operating profit		8.6	25.7
Discount on redemption of loan stock	4.	-	3.9
Net interest payable		(9.2)	(2.9)
Interest and similar items		(9.2)	1.0
(Loss)/profit on ordinary activities before taxation		(0.6)	26.7
Tax on (loss)/profit on ordinary activities	5.	(1.7)	(4.6)
Retained (loss)/profit for the financial period		(2.3)	22.1
Earnings per share	6.		
Basic		(0.39)p	4.79p
Pre amortisation of goodwill		1.11p	5.40p

The group has no recognised gains or losses other than its profit for the financial period.

All operations are continuing.

Reconciliation of movement in group shareholder's funds
For the year ended 31 December 2001

	Unaudited 12 mths to 31 Dec 2001 £m	Audited 15 mths to 31 Dec 2000 £m
Profit for the financial period	(2.3)	22.1
Proceeds of ordinary shares issued for cash	-	28.7
Issue expenses charged to share premium account	-	(0.8)
Net change in shareholders' funds	(2.3)	50.0
Shareholders' funds at 1 January 2001	29.6	(20.4)
Shareholders' funds at 31 December 2001	27.3	29.6

Sportech PLC
Consolidated Balance Sheet as at 31 December 2001

	Group	
	Unaudited 31 Dec 2001 £m	Audited 31 Dec 2000 £m
FIXED ASSETS		
Intangible assets – goodwill	162.1	169.8
Tangible assets	7.2	8.7
	169.3	178.5
CURRENT ASSETS		
Stocks	0.2	0.2
Debtors	5.7	8.5
Cash at bank and in hand	12.9	17.9
	18.8	26.6
CREDITORS		
Amounts falling due within one year	(42.9)	(34.0)
NET CURRENT LIABILITIES	(24.1)	(7.4)
TOTAL ASSETS LESS CURRENT LIABILITIES	145.2	171.1
CREDITORS		
Amounts falling due after more than one year	(117.9)	(139.7)
PROVISIONS FOR LIABILITIES AND CHARGES	-	(1.8)
	27.3	29.6
CAPITAL AND RESERVES		
Called up share capital	30.5	30.5
Share premium account	47.1	47.1
Profit & loss account	(50.3)	(48.0)
TOTAL SHAREHOLDERS' FUNDS (including non-equity interests)	27.3	29.6

Sportech PLC
Consolidated Cash Flow Statement
For the year ended 31 December 2001

	Notes	Unaudited Year to 31 Dec 2001 £m	£m	Audited 15 months to 31 Dec 2000 £m	£m
Net cash inflow from operating activities	7.		15.7		32.4
Returns on investments and servicing of finance:					
Interest received		0.4		0.6	
Interest paid		(10.2)		(2.8)	
Issue costs of new bank loans		-		(0.4)	
Purchase of interest rate cap		(0.9)		-	
Net cash outflow from returns on investments and servicing of finance			(10.7)		(2.6)
Taxation			(4.3)		(2.2)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(2.0)		(0.3)	
Sale of tangible fixed assets		0.2		-	
Net cash outflow from capital expenditure and financial investment			(1.8)		(0.3)
Acquisition of subsidiary undertakings:					
Acquisition of Littlewoods Leisure		-		(162.5)	
Acquisition expenses		-		(1.6)	
Net cash acquired with subsidiaries		-		2.3	
Net cash inflow from acquisitions and disposals			-		(161.8)
Cash outflow before management of liquid resources and finance			(1.1)		(134.5)
Financing:					
Issue of ordinary share capital		-		28.7	
Expenses of share issue		-		(0.8)	
Net loans (repaid)/taken		(6.0)		123.6	
Net cash (outflow)/inflow from financing			(6.0)		151.5
(Decrease)/increase in net cash	8.		(7.1)		17.0

1. Basis of reporting

a) The preliminary results have been prepared on the basis of the accounting policies set out in the group's 2000 financial statements. The preliminary results have been drawn up for the period from 1st January 2001 to 4th January 2002.

b) The preliminary results for the year ended 31 December 2001 are unaudited.

The financial information on pages 6 to 12 does not amount to full financial statements within the meaning of Section 240 of the Companies Act 1985 (as amended).

2. Exceptional item – Prior period restructuring costs

The restructuring costs comprise largely of redundancy costs in respect of the integration of Littlewoods Leisure and the closure of the Edinburgh office of Sportech following the acquisition of Littlewoods Leisure.

3. Other operating income

	2001 £m	2000 £m
Proceeds from settlement of Seagate litigation	-	27.8

On 18 November 1992 the company initiated litigation against Seagate Technology Inc. in the United States District Court for the Central District of California seeking damages for wilful infringement by Seagate of the company's '383 patent and for unfair competition and interference with prospective economic advantage.

In January 2000, on the advice of its lawyers, Sportech agreed to participate in mediation discussions with Seagate. As a result of the mediation, Sportech and Seagate agreed to settle their dispute, without admission of liability by either party, and Seagate paid to Sportech the sum of £27.8m in full and final settlement of Sportech's claims under its '383 patent.

4. Discount on redemption of loan stock

In January 2000, the company negotiated to pay the Bank of Scotland £16.9m out of the proceeds received from Seagate in full settlement of its outstanding loan stock. The bank agreed to a discount of £3.9m as part of negotiations.

5. Taxation

The taxation charge for the period has been reduced by £0.8m by the reversal of timing differences in respect of capital allowances upon which no deferred tax asset had been recognised.

6. Earnings per Share

The calculations of earnings per share are based on the following profits and numbers of shares.

	2001			2000		
	Earnings £m	Weighted average number of shares '000	Per share amount pence	Earnings £m	Weighted average number of shares '000	Per share amount pence
Basic EPS excluding goodwill amortisation	6.6	592,074	1.11p	24.9	462,532	5.40p
Effect of goodwill amortisation	(8.9)	592,074	(1.50p)	(2.8)	462,532	(0.61p)
Basic EPS	(2.3)	592,074	(0.39p)	22.1	462,532	4.79p

7. Reconciliation of operating profit to operating cash flows

	2001 £m	2000 £m
Operating profit	8.6	25.7
(Decrease)/increase in provisions	(1.8)	1.8
Depreciation on tangible fixed assets	2.2	1.2
Amortisation of goodwill	8.9	2.8
Amortisation of loan arrangement fee	0.1	0.1
Surplus on disposal of tangible fixed assets	(0.1)	-
Decrease in stocks	-	0.1
Decrease in trade debtors	0.6	1.9
Decrease/(increase) in other debtors	0.9	(0.1)
Decrease in prepayments	2.2	0.5
Increase/(decrease) in trade creditors	0.8	(2.1)
(Decrease) in other taxes	(0.3)	(0.6)
(Decrease)/increase in accruals and deferred income	(6.4)	1.1
Net cash inflow from operating activities	15.7	32.4

8. Analysis and reconciliation of net debt

	At 1 January 2001 £m	Cash flow £m	Other movement £m	At 31 December 2001 £m
Cash at bank and in hand excluding charity cash balances	16.3	(4.6)	-	11.7
Bank overdrafts	(0.8)	(2.1)	-	(2.9)
	15.5	(6.7)	-	8.8
Debt due within one year	-	-	(15.9)	(15.9)
Debt due after one year	(139.7)	6.0	15.8	(117.9)
	(139.7)	6.0	(0.1)	(133.8)
	(124.2)	(0.7)	(0.1)	(125.0)

	2001 £m	2000 £m
(Decrease)/increase in cash in period	(7.1)	17.0
Decrease/(increase) in charity cash	0.4	(1.6)
Change in net debt resulting from cash flows	(6.7)	15.4
Cash outflow/(inflow) from reduction/(increase) in loans	5.9	(123.3)
Discount on redemption of loan	-	3.9
Movement in net debt for the period	(0.8)	(104.0)
At 1 January 2001	(124.2)	(20.2)
At 31 December 2001	(125.0)	(124.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPORTECH Plc

Date: [8 . APRIL], 2002

Robert Haggis
Company Secretary

LONDON:166391.2

CONTENTS OF REPORT